UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

April 20, 2015

Commission File Number: 001-35408

AVG TECHNOLOGIES N.V.

Gatwickstraat 9-39

1043 GL Amsterdam

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

AVG TECHNOLOGIES ANNOUNCES ORGANIZATIONAL CHANGES

AVG aligns leadership to leverage technology and technical roadmaps and deliveries across the Company

AMSTERDAM and SAN FRANCISCO – April 20, 2015 – AVG® Technologies N.V. (NYSE: AVG), the online security company™ for 200 million active users, today announced that in line with its operational, financial and engineering roadmaps, it has made the following organizational changes designed to accelerate its pivot to mobile and to capitalize on the opportunity to become the online security company:

•	Andrew Reid was promoted to Senior Vice President, General Manager of AVG’s Central Product Group and is responsible for delivery of our flagship product, AVG Zen, to the market.

•	David Ferguson was promoted to Senior Vice President of Revenue and Business Operations to drive cross-business collaboration and to promote an effective alignment between our consumer and business product roadmaps.

•	Todd Simpson, the Company’s Chief Strategy Officer, will assume leadership of AVG’s technical and technology roadmaps with immediate effect. He will lead the group responsible for the overall technology architecture, development and best practices at the Company.

•	The innovation activities will be driven out of the Netherlands by the Chief Technology Officer of Innovation Shaul Levi.

•	After over five years at AVG as the Company’s Chief Technology Officer, Yuval Ben-Itzhak is leaving the Company, effective May 8, 2015, to pursue a start-up opportunity.

We believe that these changes will help us move quickly to secure the market opportunity presented by the Internet of Things for AVG Zen.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVG TECHNOLOGIES N.V.

Date: April 20, 2015

By:	/s/ John Little
	Name:	John Little
	Title:	Chief Financial Officer and Managing Director